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Raised $82,780 from 112 investors on February 2018

Online cut-to-order retailer for the world's top 2% of beef

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We sell and deliver the most premium cuts of beef worldwide. Our steaks are sourced exclusively from Mid-West raised heritage cattle, giving our steaks the prized marbling, and flavor that only come from superior growing conditions and bloodlines. These steaks are certified USDA Prime, meaning we only sell the top 2% of all beef. This dedication to quality has won us the People's Choice Award at the Great Steak Debate, and secured partnerships with Neiman Marcus and 5 star restaurants.

food   cooking   cooking   ecommerce
restaurant   family

 **Matt Crowley**
Vice President
Matt brings to this role 11 years of restaurant management, marketing, and technology expertise to oversee customer service initiatives, marketing and advertising, budgeting, and product curation.


The Chicago Steak Company Story

Why you may want to invest

1. Winner of People's Choice Award at The Great Steak Debate 2015
2. $2.7 million in sales in 2016
3. USDA Prime certified; only sell top 2% of all beef
4. Launching spin-off brand Maine Lobster House

Our Ambition

We've been selling the best steaks in the U.S. since 2008. We did over $2.3 million in sales last year and now we're ready to scale and bring out a new selection of products. Not only are we exploring new cuts (such a Wagyu beef) but we're on the cusp of launching a second brand, Maine Lobster House. Our goal is to become the one-stop-shop for premium cut-to-order beef, lobster, and gourmet cheese across the U.S.

📄 Chicago_Steak_Company__Inc_Financial_Statements-_Reviewed.pdf
📄 Video Transcripts
📄 57_transcripts.txt

Why I Like Chicago Steak Company

Whenever I make an investment I study three things:

One, the culture of the company. Are they committed, do they have the expertise. Do they understand their market and have the resources and attitude to deliver.

Two, the product. Is it the best in class. Is it presented that way and easily understood by their prospective customer. Can and do they deliver as promised.

Three, the leadership or people in charge. Does the leadership understand how to treat its people, the vendors and their customers. Do they have integrity?

Chicago Steak Company excels in all area; from its strong culture, commitment to the product, their people, vendors and customers and the high integrity of their...

READ MORE



Paul D Belle

INVESTOR & PRESIDENT OF BELLE RESTAURANT GROUP, INC.

BBQ'd the most AMAZING #steaks from @MyChicagoSteak for the family.

Greg Grunberg

Actor, Star Wars: The Force Awakens

The best I've ever had. You'll never find a better steak anywhere.

Coach Mike Ditka

Owner of Ditka's Restaurant

The winner of the people's choice award was kind of apparent early on. From first bite it was clear that [Chicago Steak Company] was an unforgettable cut. It became the talk of the party.

Business Insider

on the "Great Steak Debate"



USA TODAY

Omaha Steaks aims for meaty holiday sales

Omaha Steaks is hoping this holiday season will cap another year of meaty sales. The 98-year-old family-owned business that first sent steaks across the country by train has had to contend with online sales overtaking traditional catalogs and a trend

September 21, 2016 @ usatoday.com



FOX 31 DENVER

Chicago Steak Company

The big game is just around the corner, and what's better for game day than a great steak? Chef Philippe Bind was with us from Chicago Steak Company to show us how to make the perfect steak.

January 15, 2016 @ kdvr.com



COLORADO'S OWN CW 2

Chicago Steak Company

The big game is just around the corner, and what's better for game day than a great steak? Chef Philippe Bind was with us from Chicago Steak Company to show us how to make the perfect steak.

January 15, 2016 @ kwgn.com



IN GOOD TASTE

Creative Holiday Gifts for Him with Culinary Twist - In Good Taste

If there is one thing I know about men that I will argue until the end of time, it's that they are infinitely more difficult to buy holiday gifts for than women are. I'm sure that I'm perpetuating all kinds of sexists stereotypes with this statement, so I'll illustrate

December 18, 2015 @ ingoodtastekitchen



Inc.

22 Amazing Holiday Gifts for the Foodie on Your List

Gifts fall into a few categories. Some are trendy or expensive, others match up perfectly with a generational bent. These foodie gifts go beyond the latest trends. Some bring back a tradition that has been long forgotten, while some add a little

December 18, 2015 @ inc.com



Splash

Food and Beverage Gifts 2015 - Food and Beverage Gift Guide Roundup | Splash Magazines | Los Angeles

Highlighting the best food & beverage gifts for anyone on your list



magazines

September 20, 2015

BUSINESS INSIDER

Here's what happened when 8 of America's top steak purveyors competed at 1 dinner

This doesn't happen every day. It is not every day that 8 of America's top steak purveyors prepare a cut for your review at a single dinner while Chef Marc Forgione - of American Cut steakhouse fame - presides over the proceedings, making sure every

March 9, 2015 @ businessinsider.com

CNBC

Last-Minute Holiday Gifts For The Procrastinator

More From Holiday Central 2010 With the end of the holiday season approaching, the shopping procrastinators among us may be scrambling for gift ideas for risk of leaving a loved one with something they may not want.

December 9, 2010 @ cnbc.com

1888 Press Release

Chicago Steak Company is the prize sponsor for an episode of Catch It Keep It on the Disco by Chicago Steak Company

Chicago Steak Company is the prize sponsor for an episode of Catch It Keep It on the Discovery Science Channel. Chicago Steak Company is the prize sponsor for an episode of the new TV show Catch It Keep It on the Discovery Science Channel. The

August 20, 2009 @ 1888pressrelease.com

We Only Sell the Top 2% of All Beef

Unlike our biggest competitors, our products are certified USDA Prime.

USDA Prime beef is the highest grade you can buy and represents only 2% of all American beef. The United States Department of Agriculture describes it as "The ultimate in tenderness, juiciness and flavor". However, because only a small portion of all US beef earns this grade, and demand for it is so high, most beef sellers are unable to offer it. That's where we come in.



Chicago On Camera

We're more than just steak. Chicago Steaks is a lifestyle, so we ensure chefs have an exceptional experience with how to videos and inspired packaging.




Secret of Dry-Aged Beef


Chicago Steak Packaging


How To Cook a Chicago Steak Burger

Our Steak is Rooted in Chicago Tradition

We're the leader of dry-aged beef with the largest dry-aging facility in the midwest.

Our steaks are sourced exclusively from Mid-West raised heritage cattle, giving our steaks the prized tenderness, marbling, and flavor that can only come from superior growing conditions and bloodlines. Our steaks are then aged for four to six weeks to develop the complexity of flavor demanded by 5-star restaurants. Our steaks are trimmed by Linz butchers the old-fashioned way, hand-carved with expert precision. The result is an exceptionally tender and flavorful steak.



Voted People's Choice Winner in the Great Steak Debate, 2015.

"The winner was apparent early on. From first bite it was clear that [Chicago Steak Company] was an unforgettable cut. It became the talk of the party."
- *Business Insider*

Our Beef is Top-Tier

136% increase in demand for premium beef since 2002	**2%** of all beef only is considered USDA Prime certified	**496M lbs** total USDA Prime beef sold in US in 2015

We Surpassed $2.7M in 2016



Revenue 2016: $2,771,462

Compounded Annual Revenue Growth: 40%

■ Annual Sales

40% compound annual growth rate	**$200** average order per customer	**20%** average profit margin per order

Our Partners and Customers

We work with some of the country's finest restaurants and largest distributors



From Startup to Award-Winning Beef Purveyor

In the past 8 years, we've mastered the cut-to-order beef model.



October 2007
My Chicago Steak Company is Founded
September 2008
Our First Product
After a year of research & development, we launched the site and sold our first product
May 2009
Chicago Steak Company Trademark Accepted
November 2009
Chicago Steak Company Seasoning Introduced
December 2009
1st Catalog
December 2010
Hit $1 Million in Sales.
Partnered with Meats by Linz
2011
Chicago Steak University Launches
The launch of Steak U has been a valuable tool to help educate steak enthusiasts from topics ranging from aging beef to suggested cooking practices.
2015
People's Choice Award at Great Steak Debate
Winning against top industry giants like Omaha Steaks & Kansas City Steaks validated our dedication to quality to press and potential customers.
August 2016
Launched Our Website Redesign
It's too early to tell, but we were up 14.5% for the first weeks of August. Significant optimization still to take place.
Q4 2016
Wagyu Line & Chicago's Best Seller at Costco.com
Costco estimates a minimum of $250K in annual sales on this channel.
Q4 2016
In the Neiman Marcus Catalog
2017
Maine Lobster House
Grand Vision
Opening an All-American Steakhouse Featuring Our Steaks

Here's How Your Investment Will Help Us

We're Focusing on Bringing New Products to Market & Getting the Word Out.







Maine Lobster House

This new brand will allow us to offer a focused product line using our existing vendor partner in Maine. The new products offered by this brand are in the same Foodie/Luxury Gifting segment as Chicago Steak Company so we will be able to cross promote to our existing customer base.

New Product Lines

Expanding our product offerings will enable us to grow our target audience to include new prospective customers. We will also be able to expand our targeted marketing efforts (namely, Pay Per Click) to include target keywords surrounding these items.

Marketing

We will be focusing on targeting mobile users. We would also like to expand our reach with key market influencers and celebrity endorsements. Finally, the development of a Corporate Gifting Program is essential to the continued growth of the brand.

I wanted to take a moment and explain my decision to invest with Chicago Steak Company. In a good investment or successful partnership one must consider with whom they are trusting their money. When I was approached by the founders of CSC to invest I was naturally concerned about the business model and the plan for success. However, when it came to the founders "Will" to be a success, I had zero concerns. I am a believer CSC, its products, its model and its ability to offer me a great ROI. I was always convinced they would be successful. However, it was never any singular aspect of the company that satisfied me. What assured me in their success was my knowledge of the founders ability to grind out success.

Coming from a restaurant background, I understand the passion and will it takes to achieve success. The CSC founders share a similar background and have the ability to do whatever it takes reach the goal of success. I have always been confident in their ability to design a plan, create and identify all the details, then grind out the long days, nights, weeks, months and years to reach the goal. Also, the CSC founders have a track record in building up the support system and team in the company. I have seen these qualities in previous business relationships.I expected it to continue and it has.

I bring up this "Will" to be a success because it so important. Everyone wants to be successful. For me it's not the "want" it's in the "Will" and these guys have it!!!



Chris Stephenson
INVESTOR IN CHICAGO STEAK COMPANY



Let's Dine Together

When it comes to the History of American dining, few things are as iconic as biting in to a juicy, tender and well marbled steak. From the days when the cowboys roamed the great plains with their longhorn steer, to the modern heritage cattle movement, a quality steak is one of the few foods to cross cultural and economic divides. The steak dinner has managed to remain a robust, down to earth dining experience while retaining a level of high end appeal that has made the steakhouse a ubiquitous presence in nearly every city, state and region of the U.S. In short, at Chicago Steak Company, we sell a popular product.

Popularity isn't enough though. In fact, the popularity, and accessibility, of steak was one of our initial obstacles when we founded Chicago Steak Company in 2008. How could we convince customers that they should buy steak from us instead of a grocery store or one of the handful of other mail order steak companies?

SHOW MORE

Meet the Founders




Matt Crowley
Vice President

Matt brings to this role 11 years of restaurant management, marketing, and technology expertise to oversee customer service initiatives, marketing and advertising, budgeting, and product curation.

Tom Tsitouris
President

Tom has overseen more than $32,000,000 in food product purchases and $500,000,000 in B2C sales, and has 22 years of experience in ecommerce, online marketing, and managing multimillion dollar brands.

AND THE REST OF THE TEAM



Philippe Bind
Corporate Chef

A professionally trained chef, Philippe has been instrumental in the evolution of Steak University, a robust online guide that features cooking recipes, videos, educational articles, and reviews.



David Artino
Business Development

Specializing in large account relationship building, David has brought on major partners like Costco, Neiman Marcus and more.



Karen Robinson
Director of Preferred Clients

Karen's heart for this company shows in everything she does and she handles some of our largest clients and is key to fostering and deepening those relations.



Cyndi Aleman
Preferred Client Team

Cyndi's personality and cheer is contagious and she brings a great 'caring touch' to everyone she interacts with.



Daniela Chambers
Preferred Client Team and Social Media Manager

Daniela's dedication to this brand is unwavering and she has been instrumental in growing our social media presence.



Nicole Orellana
Preferred Client Team and Accounts Receivable

An ambassador for the brand, Nicole works with some of our major corporate clients on the sales front while keeping things in order on the AR side.



Mattie Nash
Graphic Designer

Mattie has been instrumental in the rebranding process of the Chicago Steak Company website. She also manages all Email Marketing and promotional collateral for CSC.



Andrew Morgan
Amazon Sales Manager

With nearly a decade of experience building Amazon accounts for multiple start up brands, Andrew has been key in establishing our product line on Amazon.



Neil Flinchbaugh
Content Writer

As one of the preeminent marketing copywriters in the country, Neil has worked with many of the largest and most successful companies in the world.



Josh Barbour
Videographer and Photographer

Josh's passion and creativity shine through in all the video & photography work he does for the brand.



Mark Kranenburg
Steak University Host

Mark's personality is second to none as he engages audiences in our Steak University TV segments.



Steven Brown
Analytics and Digital Marketing Manager

With a passion for analytics and his analysis, Stephen's management of our marketing efforts has yielded higher sales and decreased costs within the first year.

Raised $82,780 From 112 Investors

$82,780

February 2018



Casey R Jones
General Contractor



Craig Vom Lehn
MBA, BS in Accounting, expert in Strategy and Financial Planning/Analysis. Family man and dividend investor in Gilbert, AZ.



Price Vetter
World traveller interested in green projects and cutting edge tech







Martin Tarr
Built a tech company across North America and Europe and sold it to a $50B company, now doing a VR/AR Tech startup.

James S. McWilliams
UNI

Annette Roll
Radiation Therapist/Medical Dosimetrist

MORE INVESTORS

Interview

WF: What are you selling? ^   − COLLAPSE ALL

CS: We sell high quality steaks, add ons, and dessert, but at the end of the day, it's not just about the product itself. What we really sell is a world class shopping and dining experience. It's a one stop shop from eCommerce, to steak enthusiast content, to the beautiful packaging when it arrives on your doorstep and finally the highest quality beef in the country.

Even after the purchase and consumption, our experience doesn't end there. Our luxury experience extends to our marketing and outreach campaigns. I mean, you wouldn't buy a Rolex and expect Rolex to call you and start harassing you. We really look at ourselves as a Rolex level brand, a luxury brand. We listen to our customers and we've upheld our customers' expectations over the years.

WF: How did you guys get started? ^

CS: In 2000, I was negotiating beef prices in a Chicago beef plant on behalf of 63 restaurants, and I was sitting in a conference room when I looked up on the wall and saw a sign that said "Carpe Diem". I thought about it, and came back home saying, "I would love the idea of creating an internet company that sells steaks." Then I told the owner of that beef company that we could sell steaks for them. At no time did I realize what kind of task it would be; I had no idea what I was getting into, didn't understand the eCommerce space, didn't know if we would move into the retail space—basically, I had no clue. So, what I did was present this idea to Matt Crowley, who was working with me at the International House of Pancakes.

At the time, Matt was in University of Maryland College, and I had presented him this crazy idea, asking him for help do some research. I wanted to do a feasibility study, to find out what opportunity there was—if there even was one. At the time, we didn't have a name, we just had an idea, and Matt said, "Absolutely, I'd love to help."

We researched for six months, found out about some platform-building firms (DataCamp and Sightlink), and was completely shocked by the expense it took to build a website. We thought it was going to cost $3-4k, but it ended up costing around $40k. By the time we were done with the process, I had injected about $250k to get it all up and running.

During that initial six month period of research, we got to a point where we started thinking about names, and we came up with about 8 different names: Chicago Steak Company and The Beef Market were among those. We sent this list to a panel of folks to get their feedback. We did the same thing with our logo and branding.

One of the biggest turning points was Matt going to school for business, and he made it part of his semester school project. We brought his class and his professor onto the project. We started to put together business plans, all of the key components, and we finally launched the website on September 17, 2008.

WF: What is your growth rate? ^

We made $183,000 in the first December, in just four weeks. The second year we made $686,000. From there we grew: 58% growth in 2010, 20% in 2011, 14% in 2012, 1% in 2013 (we had a little bit of an off year that year) but followed up kicking ass the next year with 36% growth in 2014, followed by 16.7% growth last year.

WF: How do you advertise? ^

CS: We promote Chicago Steaks in a number of ways and have tried everything from TV, to education, to traditional advertising. We've done five shows with Home Shopping Network. We've been on the Discovery Science Channel on their show Catch It Keep It, which was pretty cool. We hooked up with Coach Mike, who sponsored our products and in return, we sold his ribs on our website. We've also gotten some neat celebrity endorsements. Mostly, though, we've continued to grow the brand through learning from trial and error.

Besides traditional marketing (we pay for 20,000 search engine keywords), we also do things like send our gift list from previous years with a catalog. We send out rewards. We are starting to do more educational marketing as opposed to traditional, "Come buy from us and get 10% off" campaigns. We're starting to say, "Hey have you thought about making this dish from our chef?"

Partnerships are also crucial to our success. For example, we recently signed a national agreement with the Leukemia Lymphoma Society to cross promote and generate more donations and simultaneously more steak purchases.

Most importantly, we just launched a new website to bolster the core of our brand: ecommerce.

WF: Tell us about your new website launch? ^

CS: Our website has been well perceived in the past. We have beautiful photography, we've hired the best writers to put content on our website, and we have the steak university. The new website that's been developed over the last 6 months is unbelievable. I hired one of the top 2 food photographers in the country just to take photographs of the steaks.

The new site will finally make our platform mobile accessible to increase conversion rates. We expect conversion rates to rise significantly and exceed 2% with the new proven Magento platform. Until now, with our old site, we achieved just over 1% conversion rate, so if we're able to get 2%, that'll be double sales right there on the same traffic volume.

WF: Tell us more about your partnerships? ^

CS: Partnerships with top restaurants, grocery stores, and partner retailers have been a crucial part of our growth strategy. We have some recent successes where we were able to introduce new channels like FTD Flowers, which is the leading number one florist in the country. They're now selling our products on their website, which is huge because FTD gets 12 million visitors to their website a year. We just finished negotiations with Costco, and we're working on creating APIs and merging with their website to be able to take orders from their eCommerce platform across the country.

The folks from the Meats by Linz have been cutting aging beef for 60 years. They have generations of experts in the food industry, yet they're not in eCommerce space, and don't plan to be. We can help them on that end. We have sourced the very best Midwestern beef that we can find with the most experienced butchers in the Illinois area. That allows us to bring our quality out to the marketplace that you can't get otherwise.

We're also forming partnerships with wholesalers, which will allow us to expand the brand in a much bigger way. We've signed a partnership with specialty online food store, Goldbely, as their premier steak provider. Other channels include Neiman Marcus, IGONE, Foody Direct, BJ's, and Price Club.

WF: How do you grade meat? ^

CS: There are 4 points of distinction specific to the product we have. The first point concerns the quality of the product, which we call the grade. We disclose to our customers what the grade is; we focus on the upper 1/3 USDA choice, or USDA prime which is the top 2-3% of meat for the country. Grade is the first of four points of distinction.

The other is hand selection and hand cut. Each one of our steaks is hand-cut by an artisan butcher; it's not something that is done in mass quantities.

The next point is the aging, whether you choose wet aging or dry aging. Every one of our steaks is aged for 4-6 weeks which allows the steak to break down naturally, producing a more tender, juicy, and flavorful steak.

The last point is guarantee of quality. Every steak that comes out of our facility is individually registered. Every customer is going to get a box of steak that has a registration card saying it's been personally inspected. It has a unique registration number that can be traced back to the time and place that the butcher cut the product. Our 4 points of distinction really go above and beyond just going to your local butcher or our competitors.

WF: How do you educate consumers of your high quality meat? ^

CS: Some of our competitors, like Kansas and Omaha, don't disclose that level of quality, and that's why we created Steak University--an educational section of our website. Our own Executive Chef, Philippe Bind, uses videos to explain to the consumer the difference between our products and our competitors'. We actually have 22 different videos to date, and over half a million views. These videos explain why our product is the ultimate steak experience, and why they should buy steaks from the Chicago Steak Company as opposed to a competitor or a grocery store.

WF: Have you won any awards? ^

CS: Most recently we won the Great Steak Debate, which was sponsored nationally by the Audi Car Company. Iron Chef Marc Forgione, who is the owner of the American Cut Steak House in Manhattan, New York, hosted the event. We beat out Omaha Steaks, Kansas City Steak Company and some other big name folks in the industry. Some of the steak houses that competed against us were Debragga in New York city, Mainstream Meats in New York City, Crystal River Meat Company, and Bell Campbell in San Francisco.

WF: What's so special about your meat products? ^

CS: First, our product is the highest quality beef that you can get in America; it's the top 2% beef in the United States. It's wet aged or dry aged, and higher end than even our competitors at Omaha.

Because we hold quality in such high regard, we've made it our mission to stay transparent and abide by the standard United States grading system so our consumers know exactly what they're getting. Unfortunately, some of our competitors have designed their own rating systems to falsely elevate the quality of their beef. One of our key goals is to educate consumers about what quality beef actually means. When you go into a Morton's, Gene & Georgetti's in Chicago, or you go into Ruth's Chris, you know that you are getting the top beef in the county because that's what we sell. We sell hand-cut beef that's aged to specification, and it's really a luxury item like a bottle of PlumpJack 1995 or Peter Michael wine.

WF: How do you ensure a positive brand association? ^

CS: Brand identity and reputation is difficult to build - it takes time and discipline. The key point is making sure that every customer is happy. We take our reviews very seriously. If we ever have somebody that complains about shipping, even customers that might be a little dishonest by claiming their steak didn't show up, we replace it no questions asked. It's like a Rolex or Rolls Royce--if you have a problem, we'll take care of it and replace the product. I don't even care at that moment if we lose money on it. I just want to ensure that the customer is happy, and that nobody can say anything bad about Chicago Steak Company.

We have excellent customer service and we also refrain from bombarding them with phone calls, endless amounts of marketing material, and advertising emails.

WF: How do you compare to your competitors? ^

CS: We've learned a few things by watching other brands like Omaha over the years. Now, I don't want to take away from them, but we have noticed some things from our competition that we're learning from. Omahs is amazing at the mail order business because they've been doing it longer than almost anybody in the United States. They were shipping steaks in the '50s on railroad trains. The unfortunate thing is, they've turned into this entity that takes their mailing lists and sells them; they take their phone lists and sell them. They exhaust their phone lists by calling people weekly and monthly; they haunt people.

All one has to do is compare reviews of Chicago Steak Company with those of our competitors. We may be smaller than some steak companies, but we're also the highest quality with the best customer experience. Soon more and more people will realize there is no better place to order their high quality beef. We'll systematically capture a larger and larger market share from competitors willing to cheapen their brand for this year's bottom line.

WF: What are your margins? ^

CS: It can range, but our dollar margin is typically $200 for the average customer. We immediately reinvest 20% of every dollar we make back into marketing to sell the next steak.

After taking out the cut for marketing and other operating expenses, our profit margins are around 10-20%. Keep in mind that when we look at our profit and loss statements, we have really taken every dollar we can to reinvest in the brand and company. We're constantly looking for different ways to grow the business, improve it, and expand our customer base.

We could make larger margins if we cut back on marketing, but we think 20% is the right number to continue the aggressive growth that we want.

WF: What's the customer acquisition cost, and what's their lifetime value? ^

CS: Our acquisition costs last year went upwards to $160 per customer, and that's based on about 30,000 unique customers. Since bringing in some new analytics experts, we've seen a decrease in our cost per acquisition; the average is $140. We have a lot of single-buy customers, but we also have customers that have purchased 2, 3, or 4 times. For customers that purchase more than a second time, lifetime value ranges from $300-1000 over a short period of years. We also have a small minority of customers who spend thousands of dollars, one of which, named Robert, has spent over $40,000.

WF: Do you plan to add any new products in the near future? ^

CS: We're going to be offering wine on our website as well. We think it's a great pairing with steak; one that makes sense. We have a new partnership with a wine company that's going to be integrated with our website. We also have another partnership with an Italian gift basket company to bring in lower price point items.

Our new product lines, like wine, gift baskets, and other gourmet food, will give us a greater share of the gift market. It's a strategy to open up our traffic, because now we are able to advertise Chicago Steak Company in the wine space. We are able to advertise our products as gift baskets and utilize search engine optimization around all these new keywords. We can create content around those things and bring people to the Chicago Steak Company website for all sorts of products other than steak.

We're also lowering the barrier to fine steaks to bring in more customers. On our new site, customers can now order steaks starting at 2-packs for $59 which is more than $100 cheaper than our lowest price product just a few months ago. We believe this will be the perfect storm for creating higher conversion rates. We are very excited about that. The lifetime value of a unique returning customer goes up to $708 and the cost per acquisition down to $60 to $140 depending on the time of year.

WF: What percentage of your sales are gifts right now versus purchases for personal eating? ^

I would say over 70% of our business is gift giving. The reason why I say that stems from the amount of business we receive during the Christmas holiday season. More than half of our business is done during just 6-8 weeks out of the year. It's unbelievable. It's from black Friday to Christmas day; we can do over 50% of our business in just 6 weeks. It's huge.

WF: Can you talk about the size of the market? ^

CS: We are essentially in the gift giving business, which is a multi-billion dollar market. If you want to break that industry down to steak companies, Omaha owns $400 million, Kansas City Steak Company is doing probably about $80 million, and Allen brothers $50-60 million (and we're taking a lot of customers from Allen brothers).

WF: What's your biggest challenge in terms of growth? ^

CS: It's something that we're already addressing with our new strategic partnerships with world class brands like Costco and FTD. Expanding our products into different areas allows us to attract customers that may not even know they want steaks. They may be looking for wines, but will realize that a steak pairing would be even better.

We also need to optimize our marketing. We're going to do this by building a new platform that allows us to both engage and automate marketing. We want to present our company on a best-in-class platform website that will optimize mobile advertising while advertising in a way that is meaningful (i.e. our partnership with the Leukemia Lymphoma Society).

WF: What's important for success in this business? ^

CS: Matt and I have a great working relationship that's lasted over ten years. #1 and #2 key points: we don't give up. We succeed and we keep pushing forward. If there's an obstacle in front of us, we figure out how to get around it, under it, or over it. This company is going to be a lifetime brand. This is not short term. We are building this to be a world class brand that's going to withstand the test of time and that's something we work very hard for. We are very proud of our brand. We also believe that expanding into different lines, like mainlobsterhouse.com, will allow us and allow our investors to capitalize on the knowledge that we've gained from trial and error over the last nine years. We are going to take that knowledge and experience and keep on expanding where we see potential.



Ask a Question

Type your question here...   ASK QUESTION

Craig Vom Lehn INVESTOR   Jan 11 2018 ⌄
When do you expect this campaign to close?
ANSWER   IGNORE

Craig Vom Lehn INVESTOR   Jan 10 2018 ⌄
Do you intend to pay dividends?
ANSWER   IGNORE

Dean Smith INVESTOR   Jul 11 ⌄
Received my perks, the shirt, apron, nice promos, really like the knife set and box! Placing my first online order to have product shipped to me in Nevada this week. Thank you again, glad to be a part of Chicago Steak Company!
ANSWER   IGNORE

Steve Gara INVESTOR   Mar 7 2018 ⌄
I'd like to know for those of us that invested some time ago, what are the plans for the company to distribute shares to its investors and when and if there is a time horizon as to whether the company is going public? I want to start getting returns on investments I've made.
ANSWER   IGNORE

Steve Gara INVESTOR   Feb 24 2018 ⌄
Hello, I wanted to find out what your plan is to eventually distribute shares of equity to your investors?
ANSWER   IGNORE

Steve Gara INVESTOR   Feb 24 2018 ⌄
Steve
ANSWER   IGNORE

Louis Nguyen   Dec 4 2017 ⌄
Just want to check if it is accepted for non-US investor as this is not mentioned in the contract. Thanks.
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Ryan Jacobs   Nov 11 2017 ⌄
I am impressed with quality level of your products and while I have not had an opportunity to try one myself every review I have read has been exceptional. It is estimated that 50% of your business is done in the 6 weeks between Thanksgiving and Christmas. What is your company doing to increase sales in other quarters and creating a steady revenue throughout the year? Are there any partnerships with nationwide restaurants to help generate consistent quarter to quarter revenue?
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Harvey Bloom Md   Nov 10 2017 ⌄
Can I order online?
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Michael Gately   Aug 6 2017 ⌄

Michael Gately · Aug 2 2017 ⌄

Hi Guys can we get an update on how 2017 sales are looking so far and what your projections are?

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Matt Crowley Vice President `FOUNDER` · Aug 7 2017 ⌄

Hi Michael, thanks for the question. 2017 has been a strong year so far with sales up 45.5% compared to January - July last year! We are continuing to focus on sales and traffic growth and with 7 months of sustained growth we anticipate the second half of 2017 to yield similar results. One of the largest areas of growth we are experiencing (and very excited about) is our organic traffic (the traffic that Google & MSN send to our site that is not paid for). We are averaging over 11,000 visits a week which compared to just a few hundred visits in the comp period last year. In fact, because of this tremendous growth (over 750%) we have been nominated for an Search Engine Optimization Award (Landy's Award *http://searchengineland.com/awards*), but I'll let Tom speak to that in his update later this week. For more updates and information checkout the following WeFunder Link: *https://wefunder.com/chicagosteakcompany/updates*

Rick Freeman · Jul 12 2017 ⌄

I am interested in a much larger investment - $50k or more - what benefits are offered at that level?

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Matt Crowley Vice President `FOUNDER` · Jul 17 2017 ⌄

Hi Rick, thanks for your interest and inquiry. Apologies on the delayed response as I was traveling last week. I'd love to have an opportunity to discuss this with you. I'm sure we can work something out. Please let me know the best way to reach you. If you'd prefer, you can email me directly at *matt.crowley@mychicagosteak.com*

Michael Gately · May 10 2017 ⌄

You mentioned corporate gifts as part of your business growth; as a trader on wall street I can tell you from first hand that my colleagues and myself have been receiving Omaha steaks for the past couple years now as Christmas presents from many of our brokers and dealers (big banks). Could you elaborate how you plan on increasing that part of your business? I think it's the key to your growth as most retail consumers can't justify the prices you charge.

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Matt Crowley Vice President `FOUNDER` · May 11 2017 ⌄

Thanks Michael, that's an excellent question. Corporate gifting represents a sizable market and the opportunity for growth in that space is significant for our brand. We believe that a key to a successful growth plan in this space is to answer your very question "Why is a Chicago Steak Company steak more expensive than a Walmart or Omaha Steak?". It is this "Quality Question" that any luxury brand must answer and we believe it is best answered through industry education. However, we also know that even the term "industry education" is less than exciting. So we created Steak University, to make learning about all things beef, a fun experience. Incorporating this type of messaging (along with awards like The Great Steak Debate where we beat out Omaha Steaks and several others in the industry) that will help justify the ticket price associated with our product. As we've shared in recent brand updates here on WeFunder, Steak University is continuing to gain organic presence in Google searches (up over 500% in organic YOY visits) as more and more visitors spend time reading our articles.

Getting back to some of the specifics on your question, we have account managers who source leads of decision makers and send out materials and samples. Similar to how we have worked to bring on channel partners (Costco, Niemen Marcus etc.) we would then do one on one follow us with each lead. Additional plans down the line may include participating in Corporate Gifting Trade shows. On that note, if you have anyone you'd like us to reach out to, please feel free to put me in touch ;)

Fares ALSAKKAF · Apr 12 2017 ⌄

Kosher steaks ?

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Tom Tsitouris President `FOUNDER` · Apr 23 2017 ⌄

Our steaks are USDA Prime Midwest Corn Fed beef which is the top 2% of the beef consumed in he US. Our steaks are not Kosher certified however we are looking at adding a Kosher program to our catalog. Thank you for your question and interest in Chicago Steak Company.

William Alkins Mar 25 2017

I don't want to cause trouble but I need to know the following 1st... The cows you use are they Free Range Grass Fed Organic?

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Matt Crowley Vice President FOUNDER Mar 28 2017

Hi William, thanks for your question. We have relationships with various ranchers in the Upper Plains of the Midwest where the cattle is free range. Our beef is not grass-fed. It is award winning, Midwest corn-fed beef.

Don Klovensky Mar 24 2017

Just Curious, My wife and I will continue to purchase from your company. I am looking to invest however, I keep receiving catalogs in addition to email. We can only order so much. The catalogs go right to recycle. When we want to order we will, as needed. We also try other vendors. we like to try different options. Can you cut some of your costs by not sending catalogs to everyone who might have ever ordered? Just wonder your marketing thoughts.Thank you,Don Klovensky

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Matt Crowley Vice President FOUNDER Mar 24 2017

Hi Don, thank you for being a customer and for your positive feedback on the brand & product. It was great speaking with you on the phone just now and I'm glad to learn that the submission of this question on WeFunder was premature and that you had not received any catalogs from us other than upon request. You are absolutely correct in that there is a cost to do print advertising and that is why we only mail catalogs upon request, include them with shipments, and do a few targeted mailing during strategic times of the year. Some companies in our space do significantly more mailings (multiple times per month without request). As we discussed, the cost of digital marketing is significantly less than that of print (and much easier to track) so we focus most of our marketing efforts there.

Roy Rice Mar 23 2017

Is your beef grass fed?

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Matt Crowley Vice President FOUNDER Mar 23 2017

Hi Roy, thanks for your question about our product. Our beef is award winning (checkout the details on the Great Steak Debate award above) and we offer various grades & aging types. Our specialty, Wet-Aged USDA Prime, represents the top 2% of beef available in the US. This means it's the most tender and naturally marbled beef in the US. Our beef is not grass-fed, it's US Midwest corn-fed beef.

B Wendell Mar 22 2017

Greetings, I have purchased from you company before and I believe in your product. So I believe in investing in companies that I think can make a difference. I am a humble investor so my question is, if I invest just the $100.00 minimum, what do I get now and or in the future for my investment? Thank you in advance. Barbara W.

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Matt Crowley Vice President FOUNDER Mar 23 2017

Hi Barbara, thanks for your comments on our product and what you see us doing as a brand. It is always great to hear feedback like that. While I need to refer you to our Form C and the SAFE agreement themselves for details on this question, I can say, in short, if you invest in the first $200K raised here on WeFunder you would receive an ROI at a trigger event in the future if the valuation is greater than $8 million. You would receive a return proportional to what you invest. As for what you get now, I encourage you to review the "Investor Perks" section at the top of the page which lists out various goodies you will receive based on your investment amount.

Kyle Cormney Mar 22 2017

What exactly do you get in the company with an investment? Do I get shares of equity in a private partnership? What is the tax entity here? How could I track the valuation of my investment? What does this "market valuation cap"? Does this basically mean I only get shares if the valuation reaching $8m or $10m? I don't see a valuation anywhere on this site. Thanks.

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Matt Crowley Vice President FOUNDER Mar 23 2017

Hi Kyle, thanks for your interest in the brand and for your questions. I need to refer you to the Form C and the SAFE Agreement themselves for the specifics on your questions but you are correct that your investment in our brand would get an ROI when we go through our next round of fundraising which we will need to do in order to accomplish our goals. There are many speculative ways for you to gain a ROI but I'm limited in explaining those due to SEC regulations. I can simply say we have a strong brand that is

due to SEC regulations. I can simply say we have a strong brand that is consistently growing. So far, this year we are up 59% in YOY Sales. As we continue to grow the value of the company increases.

Walter Tyrrel Shatford IV   Mar 22 2017 ∨

Are financial statements available?

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Tom Tsitouris President FOUNDER   Mar 23 2017 ∨

Walter thank you for your question. See down this page to the Form C we filed with the Sec. Their you will find finiancial documents and additional info about the company.

Paul Glubczynski   Mar 18 2017 ∨

I see $2500 investment will get me a Investor Platinum Card good for 20% off orders (I assume each time). Is that above and beyond the %40 off sale prices I see on the website?

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Tom Tsitouris President FOUNDER   Mar 17 2017 ∨

Paul, thank you for your question and interest in Chicago Steak Company. So yes it would be for multiple purchases and yes it would be in addition to any items on sale on the website. We would issue you a VIP promo code.

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